EXHIBIT 12.1

ELECTROGLAS, INC.

STATEMENT OF COMPUTATION OF RATIOS

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges. The following table sets forth the ratio of earnings to fixed charges of the Company for the years 2004 through 2000.

	2004	2003	2002	2001	2000
FIXED CHARGES
Interest expense excluding beneficial conversion feature	$2,370	$2,346	$1,354	$31	$33
Portion of rental expense deemed to represent interest	338	637	1,666	3,079	3,537

Total fixed charges	$2,708	$2,983	$3,020	$3,110	$3,570

EARNINGS BEFORE FIXED CHARGES
Earnings from continuing operations before income tax	$(6,315)	$(60,125)	$(77,772)	$(41,638)	$46,327
Fixed charges	2,708	2,983	3,020	3,110	3,570

Total earnings before fixed charges	$(3,607)	$(57,142)	$(74,752)	$(38,528)	$49,897

RATIO OF EARNINGS TO FIXED CHARGES	(1)	(1)	(1)	(1)	14x

(1)	We would have had to generate additional earnings for the years ended December 31, 2004, 2003, 2002 and 2001 of $6.3 million, $60.1 million, $77.8 million, and $41.6 million, respectively to achieve a ratio of 1:1.